Exhibit 1
                                                                       ---------

PRESS RELEASE                                                     18 August 2006


                                       WPP
                              2006 INTERIM RESULTS
                              --------------------

                   Billings up over 27% at (pound)14.4 billion
                   -------------------------------------------
               Reported revenue up over 16% to (pound)2.86 billion
               ---------------------------------------------------
                           Like-for-like revenue up 5%
                           ---------------------------
           Headline operating profit up over 20% to (pound)361 million
           -----------------------------------------------------------
             Headline operating margin up 0.5 margin points to 12.6%
             -------------------------------------------------------
          Headline profit before tax up over 24% to (pound)316 million
          ------------------------------------------------------------
             Profit before tax up almost 30% to (pound)287 million
             -----------------------------------------------------
            Diluted headline earnings per share up over 20% at 16.6p
            --------------------------------------------------------
              Interim ordinary dividend up 20% to 3.60p per share
              ---------------------------------------------------

o    Billings up over 27% at (pound)14.4 billion

o Reported revenue up over 16% to (pound)2.86 billion and up almost 13% in constant currencies

o    Like-for-like revenue up 5%

o Headline operating profit up over 20% to (pound)361.0 million from (pound)299.6 million and up almost 17% in constant currencies

o    Headline operating margin up 0.5 margin points to 12.6%

o Headline profit before tax up over 24% to (pound)316.1 million from (pound)254.8 million and up almost 20% in constant currencies

o Profit before tax up almost 30% to (pound)287.1 million from (pound)221.5 million and up almost 25% in constant currencies

o Diluted headline earnings per share up over 20% to 16.6p from 13.8p and up over 15% in constant currencies

o Diluted earnings per share up almost 29% to 14.3p and up almost 23% in constant currencies

o    Interim ordinary dividend up 20% to 3.60p per share

o Average net debt up (pound)150 million to (pound)1,170 million from (pound)1,020 million, despite cash payments of (pound)287 million for net cash acquisition payments and share repurchases in the first six months

o Estimated net new business billings of (pound)2.204 billion ($4.078 billion). Rated No. 1 in almost all new business surveys for the first half of 2006

o    Strategic opportunities remain new markets and new technologies

                                                                      WPP/page 2

In this press release not all the figures and ratios used are readily available from the unaudited interim results included in Appendix I. Where required, details of how these have been arrived at are shown in note 17 of Appendix I.

Summary of Results
------------------

The Board of WPP announces its unaudited interim results for the six months ended 30 June 2006. These represent record first half results, reflecting continued significant improvement over last year and further evidence of growth across the whole business, both functionally and geographically.

Billings were up over 27% at (pound)14.407 billion.

Reportable revenue was up 16.1% at (pound)2.864 billion. On a constant currency basis, revenue was up 12.7% compared with last year, with currency fluctuations in the first six months accounting for over 3 percentage points of the Group's revenue growth, principally due to the strength of the US dollar against sterling. On a like-for-like basis, which excludes the impact of acquisitions and currency, revenues were up 5.0% in the first half, a slight increase on the encouraging organic growth of 4.8% in the first quarter of 2006.

Headline earnings before interest, depreciation and amortisation ("EBITDA") was up 22.0% to (pound)427.9 million and up over 18% in constant currencies. Headline operating profit was up 20.5% to (pound)361.0 million from (pound)299.6 million and up 16.8% in constant currencies.

Headline operating margins rose by 0.5 margin points to 12.6% from 12.1%, in line with the full year margin target of 14.5%. Before short-term and long-term incentives (including the cost of share-based compensation), operating margins rose by 0.5 margin points to 16.3% from 15.8%. Short and long-term incentives and the cost of share-based incentives amounted to (pound)105.1 million or 22.7% of operating profits before bonus and taxes, as improvements in operating profitability continued to swell incentive pools towards maximum levels.

On a reported basis the Group's staff cost to revenue ratio, including incentives, was down 0.3 margin points to 60.4% in the first half of 2006, compared with the same period last year. On a like-for-like basis, the average number of people in the Group, excluding associates, was 76,436 in the first half of the year, compared to 73,933 in 2005, an increase of 3.4%. On the same basis, the total number of people in the Group at 30 June 2006 was 77,535 compared to 75,004 in June 2005, also an increase of 3.4%.

Headline  profit  before  tax  was  up  24.1%  to   (pound)316.1   million  from
(pound)254.8 million or up 19.9% in constant currencies.

Net finance costs (excluding the revaluation of financial instruments) were flat with last year at (pound)44.9 million compared with (pound)44.8 million in 2005, reflecting higher interest rates, offset by the impact of improved liquidity as a result of a reduction in working capital.

Reported  profit  before  tax  rose  by  29.6%  to  (pound)287.1   million  from
(pound)221.5 million. In constant currencies pre-tax profits rose by 24.8%.

                                                                      WPP/page 2

The tax rate on headline profit before tax on ordinary activities was 29.0%, slightly up on the first half 2005 rate of 28.5%.

Profits attributable to ordinary share owners rose by 30.5% to (pound)176.7 million from (pound)135.4 million or up 24.4% in constant currencies.

Diluted headline earnings per share rose by 20.3% to 16.6p from 13.8p. In constant currencies, earnings per share on the same basis rose by 15.6%. Diluted reported earnings per share were up 28.8% to 14.3p and up 22.7% in constant currencies.

The Board declares an increase of 20% in the interim ordinary dividend to 3.60p per share. The record date for this interim dividend is 13 October 2006, payable on 13 November 2006.

Further details of WPP's financial performance are provided in Appendix I.

Review of Operations
--------------------

Revenue by Region
-----------------

The pattern of revenue growth differed regionally. The table below gives details of the proportion of revenue and revenue growth by region for the first six months of 2006:

                                                                                        -----------------
Region                          Constant            Reported             Constant       |     Like-for- |
                                Currency(1)         Revenue              Currency(1)    |     like(2)   |
                                Revenue as          Growth               Revenue        |     Revenue   |
                                a % of Total        06/05                Growth         |     Growth    |
                                Group                                    06/05          |     06/05     |
                                                    %                    %              |     %         |
                                                                                        |               |
North America                        39.6               16.7                11.3        |      4.5      |
                                                                                        |               |
United Kingdom                       14.6                6.7                 6.7        |      1.2      |
                                                                                        |               |
Continental Europe                   25.7               11.9                11.4        |      4.5      |
                                                                                        |               |
Asia Pacific,                                                                           |               |
Latin America,                       20.1               29.3                22.8        |      9.4      |
Africa & Middle East                                                                    |               |
                                --------------------------------------------------------|---------------|
TOTAL GROUP                          100.0              16.1                12.7        |      5.0      |
                                --------------------------------------------------------|---------------|

(1)  Constant currency growth excludes the effects of currency movements.
(2) Like-for-like growth excludes the effects of currency movements and the impact of acquisitions.

On a constant currency basis, the Group grew at almost 13% and all regions showed double digit revenue growth, with the exception of the United Kingdom.

The United States continues to grow, despite the twin deficits and threat of inflation. Latin America remains one of the fastest growing regions, as it was in 2004 and 2005. Asia Pacific shows strong growth across the region, with Mainland China and India leading the way, with like-for-like growth rates of 22% and 23%. Western

                                                                      WPP/page 4

Europe, although relatively more difficult, has improved over last year and the United Kingdom has stabilised, at low levels of growth. Rates of growth in Europe continue, however, to be two-paced, with the United Kingdom, Germany, France, Spain, Italy, Netherlands, Sweden, Denmark and Portugal growing slower and Central and Eastern Europe, Russia and the CIS countries, in particular, more buoyant. Africa and the Middle East is currently the fastest growing region, along with Central and Eastern Europe. There is no doubt that South Africa, and Africa as a whole, will benefit from the World Cup in 2010. Perhaps not as significantly as China will from Beijing 2008, but certainly the event will be of similar political, social and economic significance.

Record estimated net new business billings of (pound)2.204 billion ($4.078 billion) were won in the first half of the year (up 15% on the comparable period last year) and the Group was rated No. 1 in almost all new business surveys.

Revenue by Communications Services Sector and Brand
---------------------------------------------------

The pattern of revenue growth varied by communications services sector and company brand. The table below gives details of the proportion of revenue and revenue growth by communications services sector for the first six months of 2006:

                                                                                               |----------------|
Communications Services            Constant                Reported         Constant           |  Like-for-     |
Sector                             Currency(1)             Revenue          Currency(1)        |  like(2)       |
                                   Revenue as a            Growth           Revenue            |  Revenue       |
                                   % of Total              06/05            Growth             |  Growth        |
                                   Group                                    06/05              |  06/05         |
                                                               %                %              |       %        |
                                                                                               |                |
 Advertising, Media                       47.3               14.2                10.7          |     3.4        |
 Investment Management                                                                         |                |
                                                                                               |                |
 Information, Insight &                   15.3               13.3                10.9          |     4.1        |
 Consultancy                                                                                   |                |
                                                                                               |                |
 Public Relations &                       10.1               15.3                11.6          |     5.5        |
 Public Affairs                                                                                |                |
                                                                                               |                |
 Branding & Identity,                                                                          |                |
 Healthcare and Specialist                27.3               21.6                18.0          |     8.0        |
 Communications                                                                                |                |
                                ---------------------------------------------------------------|----------------|
TOTAL GROUP                              100.0               16.1                12.7          |     5.0        |
                                ---------------------------------------------------------------|----------------|

(1)  Constant currency growth excludes the effects of currency movements.
(2) Like-for-like growth excludes the effects of currency movements and the impact of acquisitions.

Media investment management continues to show the strongest growth of all our communications services businesses, along with direct, internet and interactive and healthcare communications. Direct and digitally-related activities now account for approximately 20% of the Group's revenues, which are running at the rate of approximately $11 billion per annum. Brand advertising, particularly in the new faster growing markets, along with information, insight & consultancy and branding & identity, healthcare and specialist communications, show consistent growth.

                                                                      WPP/page 5

Public relations and public affairs also continues to show significant improvement over last year, following a strong year in 2005. It seems that the public relations and public affairs businesses, in particular, are benefiting from the growth of new technologies, where editorial publicity is very effective and probably more effective than paid for publicity. Social networking, in particular, is offering a new form of word-of-mouth "advertising", that is very effective. These new technologies are probably boosting the growth rates of public relations and public affairs activities.

Advertising and Media Investment Management
-------------------------------------------

On a constant currency basis, advertising and media investment management revenues grew by almost 11%, with like-for-like revenue growth well over 3%. Operating margins improved by 0.7 margin points.

These businesses generated estimated net new business billings of (pound)1.894 billion ($3.504 billion).

Information, Insight and Consultancy
------------------------------------

The Group's information, insight and consultancy businesses continued their growth, with constant currency revenues increasing by almost 11% and operating margins improving.

Public Relations and Public Affairs
-----------------------------------

In constant currencies, the Group's public relations and public affairs revenues rose by over 11%, with operating margins maintained at almost 14%.

Branding and Identity, Healthcare and Specialist Communications
---------------------------------------------------------------

The Group's branding and identity, healthcare and specialist communications constant currency revenues were up 18%, with operating margins up 0.5 margin points, as our direct, internet and interactive businesses targeted sales growth and invested in talent. Particularly good performances were registered by several companies in this sector in the first half - including, in promotion and direct marketing OgilvyOne, Wunderman, G2 and Bridge Worldwide; in branding and identity Landor, Enterprise IG, VBAT, Addison, The Partners and Fitch; in healthcare Sudler & Hennessey and Grey Healthcare Group; and in specialist communications Pace, Spafax and MJM.

Cash Flow and Balance Sheet
---------------------------

A summary of the Group's unaudited cash flow statement and balance sheet and notes as at 30 June 2006 are provided in Appendix I.

In the first half of 2006, operating profit was (pound)308 million, depreciation, amortisation and impairment (pound)103 million, non-cash based incentive charges of (pound)38 million, net interest paid (pound)37 million, tax paid (pound)69 million, capital expenditure (pound)74 million and other net cash inflows (pound)50 million. Free cash flow available for working capital requirements, debt repayment, acquisitions and share re-purchases was, therefore, (pound)319 million. This free cash flow was absorbed by (pound)125 million in net cash acquisition payments and investments (of which (pound)32 million was for initial acquisition payments

                                                                      WPP/page 6

net of disposal proceeds, (pound)81 million was for earnout payments and the balance related to prior year loan note redemptions), and (pound)162 million by share re-purchases, a total outflow of (pound)287 million. This resulted in a net cash inflow of (pound)32 million, in line with the Group's free cash flow objectives.

Average net debt in the first six months of 2006 rose by (pound)150 million to (pound)1,170 million, compared to (pound)1,020 million in 2005, at 2006 exchange rates. On 30 June 2006 net debt was (pound)1,219 million, against (pound)1,242 million on 30 June 2005, a slight reduction. The Board continues to examine ways of deploying the Group's substantial surplus cash flow, which now amounts to almost (pound)600 million or over $1 billion per annum, to enhance share owner value, given that interest cover remains strong at 8.0 times in the first half of 2006, in comparison to 6.7 times on a comparable basis, in the first half of 2005. As necessary capital expenditure, mainly on information technology and property, is expected to remain equal to or less than the depreciation charge in the long term, the Company has continued to concentrate on examining possible acquisitions or returning excess capital to share owners in the form of dividends and/or share buy-backs.

In the first half of 2006, the Group continued to make small to medium-sized acquisitions or investments in high growth geographical or functional areas. In the first six months of this year, acquisitions and increased equity stakes have been concentrated in advertising & media investment management in the United States, the United Kingdom, Germany, South Africa, Israel, China, Singapore and Brazil; in information, insight & consultancy in China; in public relations & public affairs in India; in healthcare in the United States, the Netherlands and Switzerland and in direct, internet & interactive in the United States.

In addition to increasing the interim dividend by 20% to 3.60p per share, the Company continues to focus on examining the alternative between increasing dividends and accelerating share buy-backs, and completed a review of its share buy-back policy earlier this year. The Group will accelerate its share repurchase programme and will now aim to buy-back up to 2-3% of its share capital each year, as compared to 1-2% historically. In the first half of the year 24.0 million ordinary shares were purchased, equivalent to 1.9% of the share capital, including 5.6 million ordinary shares acquired by the WPP ESOP in connection with restricted stock awards. These shares were acquired at an average price of (pound)6.73 per share and total cost of (pound)161.5 million. Of these shares, 18.4 million were purchased in the market and subsequently cancelled.

Client Developments in the First Half of 2006
---------------------------------------------

Including associates, the Group currently employs almost 97,000 full-time people in over 2,000 offices in 106 countries. It services over 300 of the Fortune Global 500 companies, over one-half of the Nasdaq 100, over 30 of the Fortune e-50, and approximately 330 national or multi-national clients in three or more disciplines. More than 230 clients are served in four disciplines and these clients account for over 50% of Group revenues. This reflects the increasing opportunities for co-ordination between activities both nationally and internationally. The Group also works with nearly 200 clients in 6 or more countries.

                                                                      WPP/page 7

The Group estimates that more than 35% of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies.

Current Progress and Future Prospects
-------------------------------------

The Group's performance in the first half of the year mirrored the continuing good economic conditions in the United States, Central and Eastern Europe, Asia Pacific, Latin America, Africa and the Middle East, reinforced by a mild improvement in Western Europe, although the United Kingdom remains relatively weak, even against Continental Europe. In the last few months, Germany has shown strength and Spain slower growth, with Brazil also softening. Like-for-like revenue was up 5% in the first half of 2006, exceeding budgeted levels. This trend continued into the second half, with July like-for-like revenues up almost 5% . Experts forecast that the industry will grow at 4% this year, which, so far, the group has exceeded, growing market share. An operating margin of 12.6% was achieved, in line with the Group's revised margin target for 2006 of 14.5%.

The first half of 2006 saw another significant improvement in activity, even against the strong performance of 2005. Levels of activity in 2006 should match, or surpass, those seen in 2005 and there are significant new business opportunities at both the network and parent company levels. As long as the United States economy holds up, 2007 should be a good year too, buoyed by the build up to Beijing 2008 and heavy United States political spending, in advance of a Presidential election, which may pit Hillary Clinton against John McCain. 2008 should be a bumper year, with the culmination of these two major events and the European Football Championships in Austria and Switzerland. 2009 may see slower growth, following the strength of 2008 and as the new United States administration wrestles with the country's economic issues.

Corporate profitability remains strong on both sides of the Atlantic, in fact, at the highest levels as a proportion of GNP for almost 50 years and, as a result, advertising and marketing services spending does too, if anything continuing to strengthen. However, in a low inflationary environment, which remains a government and central bank priority and which has been with us continuously for almost 15 years, significant, continuous, like-for-like sales gains remain difficult to achieve. Overcapacity, disintermediation via the web, slowing population growth and concentrating distribution result in limited pricing power. This pressure is at its most intense in the slower growth, but large, mature markets of the United States and Western Europe. Concerns remain of stagflation, as the United States and other nations wrestle with increasing oil prices, twin fiscal and trade deficits and the potential impact of changes in interest rate policy.

The consumer remains under pressure on both sides of the Atlantic from increasing levels of debt, low savings ratios and potentially fragile house prices. Any slack in consumer spending has not to date been taken up by significant increases in corporate capital spending, beyond replacement spending. Company boards remain cautious, perhaps cowed by regulatory measures and fear of failure. The average life of a Chief Executive Officer, remains around four years and apparently under two years for a Chief Marketing Officer in the United States.

                                                                      WPP/page 8

In this environment, clients are seeking new ways of reaching the consumer and finding new geographic growth opportunities. Satellite and cable television, outdoor and out-of-home advertising and radio in traditional media and more importantly direct, internet and interactive are taking a growing share of client spending, albeit from lower absolute and relative levels. Similarly, but geographically, Asia (particularly but not exclusively China and India), Latin America, despite political volatility and the growth of populism and protectionism, Africa, the Middle East and Eastern Europe are becoming more and more significant, again from lower absolute and relative levels.

We are finding that our industry is becoming more and more two-paced. Slow growth in traditional media, such as network television, newspapers and magazines, more rapid growth in new media, such as direct, internet and interactive, driven by new technology. Slower growth in the mature markets of the United States and Western Europe, more rapid growth in Central and Eastern Europe, Asia, Latin America, Africa and the Middle East. Growth patterns even vary within regions - for example, slow growth in Western Europe alongside rapid growth in Central and Eastern Europe.

In these market conditions, the prospects for our industry remain very good, as the need for differentiation through innovation and branding and global expansion grow. The two critical strategic opportunities for our clients, media owners and ourselves, remain geographical expansion across the globe and assessing and dealing with the implications of new technological developments - which could be glibly described as "China and the internet". Clearly, it is more complex than this, with China an icon for Asia, Latin America, Africa and the Middle East and Central and Eastern Europe and the internet an icon for mobile, iPods(TM), video iPods(TM), PVRs, HDTV, IPTV, gaming and social networks, amongst others. Geographical development remains relatively easy to manage. Technological development remains relatively difficult to manage as it is taxing to forecast the impact of such changes, although increasing complexity makes us more valuable to our clients.

The prospects for trading performance improvements at WPP remain good too. A year ago the Group revised its margin target for 2005 to 13.7% and for 2006 to 14.2%. These were raised again at the time of the Group's 2005 preliminary announcement to 14.5% for 2006 from 14.2% and to 15.0% for 2007 from 14.7%. The Group is on track to achieve this accelerated timetable. Our long term operating margin target remains 19%. Margin targets for 2008 and 2009 will be outlined in the preliminary results announcement for 2006 in February 2007.

Plans, budgets and forecasts will continue to be made on a conservative basis and considerable attention is still being focused on achieving margin and staff cost to revenue or gross margin targets. Margins continue to be strong in important parts of the business. In addition to influencing absolute levels of cost, the initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group's cost base.

The Group continues to improve co-operation and co-ordination between companies in order to add value to our clients' businesses and our people's careers, an objective which has been specifically built into short-term incentive plans. Particular emphasis and success has been achieved in the areas of media investment management, healthcare, privatisation, new technologies, new markets, retailing, internal

                                                                      WPP/page 9

communications, hi-tech, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating investment geographically and functionally through parent company initiatives, which competitors initially `pooh-poohed' but now attempt to imitate.

The Group also continues to concentrate on its long-term targets and strategic objectives of improving operating profits; improving operating margins by half to one margin point per annum or more depending on revenue growth; improving staff cost to revenue or gross margin ratios by 0.6 margin points per annum or more depending on revenue growth; converting 25-33% of incremental revenue to profit; growing revenue faster than industry averages and encouraging co-operation among Group companies.

As clients face an increasingly undifferentiated market place, particularly in mature markets, the Group is competitively well positioned to offer them the creativity they desire, along with the ability to deliver the most effective co-ordinated communications in the most efficient manner. The rise of the procurement function, the increasing concentration of distribution and the legislative acceptance of media ownership concentration in several countries, will further stimulate consolidation amongst clients, media owners, wholesalers and retailers and last, but not least, advertising and marketing services agencies. The Group is very well positioned to capitalise on these developments and to focus on developing the best talents, the strongest management structures and the most innovative incentive plans in the industry for our people.


For further information:

Sir Martin Sorrell      }
Paul Richardson         }       +44 20 7408-2204
Feona McEwan            }

Fran Butera                     +1 212 632 2235

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company's registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company's independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

APPENDIX                                                             WPP/Page 10

                                  WPP GROUP PLC

              Interim results for the six months ended 30 June 2006

                 Unaudited consolidated interim income statement
                      for the six months ended 30 June 2006

                                                      Six months        Six months                                          Year
                                                           ended             ended                                         ended
                                                         30 June           30 June                   Constant        31 December
                                            Notes           2006              2005                Currency(1)               2005
---------------------------------------------------------------------------------------------------------------------------------
                                                        (pound)m          (pound)m       +/(-)%        +/(-)%           (pound)m
Turnover (billings)                                     14,407.1          11,333.6         27.1          23.3           26,673.7
---------------------------------------------------------------------------------------------------------------------------------

Revenue                                                  2,864.4           2,467.5         16.1          12.7            5,373.7
Direct costs                                              (149.2)           (111.1)       (34.3)        (31.6)            (241.0)
---------------------------------------------------------------------------------------------------------------------------------
Gross profit                                             2,715.2           2,356.4         15.2          11.9            5,132.7
Operating costs                                 4       (2,407.3)         (2,103.8)       (14.4)        (11.1)          (4,479.9)
---------------------------------------------------------------------------------------------------------------------------------
Operating profit                                           307.9             252.6         21.9          17.9              652.8
Share of results of associates                  4           25.3              13.7         84.7          77.3               33.9
---------------------------------------------------------------------------------------------------------------------------------
Profit before interest and taxation                        333.2             266.3         25.1          20.9              686.7
Finance income                                  5           51.0              36.8         38.6          36.3               87.6
Finance costs                                   5          (97.1)            (81.6)       (19.0)        (17.2)            (182.3)
---------------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                     287.1             221.5         29.6          24.8              592.0
Taxation                                        7          (91.7)            (72.6)       (26.3)        (23.7)            (194.0)
---------------------------------------------------------------------------------------------------------------------------------
Profit for the period                                      195.4             148.9         31.2          25.4              398.0
---------------------------------------------------------------------------------------------------------------------------------

Attributable to:
Equity holders of the parent                               176.7             135.4         30.5          24.4              363.9
Minority interests                                          18.7              13.5        (38.5)        (35.4)              34.1
---------------------------------------------------------------------------------------------------------------------------------
                                                           195.4             148.9         31.2          25.4              398.0
==================================================================================================================================


---------------------------------------------------------------------------------------------------------------------------------

Headline PBIT                                6,17           361.0           299.6          20.5         16.8              754.8
Headline PBIT margin                           17            12.6%           12.1%                                         14.0%
Headline PBT                                   17           316.1           254.8          24.1         19.9              669.0

---------------------------------------------------------------------------------------------------------------------------------

Earnings per share(2)
Basic earnings per ordinary share               9            14.7p           11.4p         28.9         23.1               30.3p
Diluted earnings per ordinary share             9            14.3p           11.1p         28.8         22.7               29.7p

==================================================================================================================================

(1) The basis for calculating the constant currency percentage change shown above is described in the glossary attached to this appendix.
(2) The calculations of the Group's earnings per share and Headline earnings per share are set out in note 9.

                                                                     WPP/Page 11

                                  WPP GROUP PLC

               Unaudited consolidated interim cash flow statement
                      for the six months ended 30 June 2006

                                                                               Notes    Six months       Six months           Year
                                                                                             ended            ended          ended
                                                                                           30 June          30 June    31 December
                                                                                              2006             2005           2005
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                          (pound)m         (pound)m       (pound)m
Net cash (outflow)/inflow from operating activities                               10        (26.8)            (34.0)        837.5
Investing activities
Acquisitions and disposals                                                        10       (124.8)           (336.0)       (507.7)
Purchases of property, plant and equipment                                                  (66.6)            (68.1)       (160.5)
Purchases of other intangible assets (incl. capitalised computer software)                   (6.9)             (2.1)        (10.8)
Proceeds on disposal of property, plant and equipment                                         4.8               2.1           6.7
-----------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from investing activities                                                 (193.5)           (404.1)       (672.3)
Financing activities
Issue of shares                                                                              49.5              15.8          20.3
Share repurchases and buybacks                                                    10       (161.5)            (75.1)       (152.3)
Net increase/(decrease) in borrowings                                             10        273.0             (96.0)       (595.2)
Financing and share issue costs                                                              (0.9)             (0.9)         (2.2)
Equity dividends paid                                                                           -                 -        (100.2)
Dividends paid to minority shareholders in subsidiary undertakings                          (15.3)            (14.3)        (24.0)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from financing activities                                         144.8            (170.5)       (853.6)
Net decrease in cash and cash equivalents                                                   (75.5)           (608.6)       (688.4)
Translation differences                                                                    (113.7)             34.5          85.0
Cash and cash equivalents at beginning of period                                            679.6           1,283.0       1,283.0
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                        10        490.4             708.9         679.6
-----------------------------------------------------------------------------------------------------------------------------------
Reconciliation of net cash flow to movement in net debt:
Net decrease in cash and cash equivalents                                                   (75.5)           (608.6)       (688.4)
Cash (inflow)/outflow from (increase)/decrease in debt financing                           (272.9)             96.5         596.9
Net debt acquired                                                                               -            (140.8)       (140.8)
Other movements                                                                               9.9             (32.4)        (25.9)
Translation difference                                                                      (76.8)             (2.0)          8.9
-----------------------------------------------------------------------------------------------------------------------------------
Movement of net debt in the period                                                         (415.3)           (687.3)       (249.3)
Net debt at beginning of period                                                            (804.0)           (554.7)       (554.7)
-----------------------------------------------------------------------------------------------------------------------------------
Net debt at end of period                                                         11     (1,219.3)         (1,242.0)       (804.0)
===================================================================================================================================

                                                                     WPP/Page 12

                                  WPP GROUP PLC

    Unaudited consolidated interim statement of recognised income and expense for the six months ended 30 June 2006

                                                                           Six months              Six months               Year
                                                                                ended                   ended              ended
                                                                              30 June                 30 June        31 December
                                                                                 2006                    2005               2005
                                                                             (pound)m                (pound)m           (pound)m
Profit for the period                                                           195.4                   148.9               398.0
Exchange adjustments on foreign currency net investments                       (210.9)                  141.7               266.1
Revaluation of other investments                                                  2.7                    15.8                21.0
Actuarial loss on defined benefit pension schemes                                   -                       -               (16.5)
Deferred tax on defined benefit pension schemes                                     -                       -                 3.6
----------------------------------------------------------------------------------------------------------------------------------
Total recognised income and expense relating to the period                      (12.8)                  306.4               672.2
==================================================================================================================================

Attributable to:
Equity holders of the parent                                                    (31.5)                  292.9               638.1
Minority interests                                                               18.7                    13.5                34.1
----------------------------------------------------------------------------------------------------------------------------------
                                                                                (12.8)                  306.4               672.2
==================================================================================================================================

                                                                     WPP/Page 13

                                  WPP GROUP PLC

                  Unaudited consolidated interim balance sheet
                               as at 30 June 2006

                                                              Notes            30 June              30 June          31 December
                                                                                  2006                 2005                 2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                              (pound)m             (pound)m             (pound)m
Non-current assets
Intangible assets:
    Goodwill                                                     12            5,492.7              5,431.3              5,675.2
    Other                                                        13            1,178.7              1,085.3              1,260.6
Property, plant and equipment                                                    410.0                384.6                423.5
Interests in associates                                                          443.0                507.0                509.9
Other investments                                                                119.7                 32.0                 55.3
Deferred tax assets                                                              111.4                118.4                130.3
Trade and other receivables                                                      123.9                134.0                142.1
----------------------------------------------------------------------------------------------------------------------------------
                                                                               7,879.4              7,692.6              8,196.9
Current assets
Inventories                                                                      365.3                346.7                281.5
Trade and other receivables                                                    4,653.8              4,121.8              4,795.5
Cash and short-term deposits                                                     854.8              1,163.0              1,115.2
----------------------------------------------------------------------------------------------------------------------------------
                                                                               5,873.9              5,631.5              6,192.2
Current liabilities
Trade and other payables                                         14           (6,281.7)            (5,687.7)            (6,828.4)
Corporate income tax payable                                                     (50.1)               (54.1)               (56.5)
Bank overdrafts and loans                                                       (843.6)              (873.5)              (457.8)
----------------------------------------------------------------------------------------------------------------------------------
                                                                              (7,175.4)            (6,615.3)            (7,342.7)
----------------------------------------------------------------------------------------------------------------------------------
Net current liabilities                                                       (1,301.5)              (983.8)            (1,150.5)
----------------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                          6,577.9              6,708.8              7,046.4
----------------------------------------------------------------------------------------------------------------------------------

Non-current liabilities
Bonds and bank loans                                                          (1,230.5)            (1,531.5)            (1,461.4)
Trade and other payables                                         15             (690.2)              (647.4)              (703.0)
Deferred tax liabilities                                                        (501.4)              (452.2)              (533.1)
Provision for post-employment benefits                                          (231.4)              (202.3)              (231.4)
Provisions for liabilities and charges                                          (114.4)              (133.3)              (131.7)
----------------------------------------------------------------------------------------------------------------------------------
                                                                              (2,767.9)            (2,966.7)            (3,060.6)
----------------------------------------------------------------------------------------------------------------------------------
Net assets                                                                     3,810.0              3,742.1              3,985.8
==================================================================================================================================

Equity
Called-up share capital                                                          124.9                126.3                125.3
Share premium account                                                             52.6              1,035.3                  2.1
Shares to be issued                                                               15.7                 44.5                 37.2
Merger reserve                                                                (1,374.7)             3,414.6             (1,388.1)
Other reserves                                                                   (39.4)                90.9                167.3
Own shares(1)                                                                   (289.9)              (281.2)              (292.9)
Retained earnings                                                              5,240.4               (752.5)             5,253.6
----------------------------------------------------------------------------------------------------------------------------------
Equity share owners' funds                                       16            3,729.6              3,677.9              3,904.5
Minority interests                                                                80.4                 64.2                 81.3
----------------------------------------------------------------------------------------------------------------------------------
Total Equity                                                                   3,810.0              3,742.1              3,985.8
==================================================================================================================================

(1)  Investments in own shares held by the ESOP Trusts.

                                                                     WPP/Page 14

                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)

1.   Basis of accounting

The unaudited consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.   Accounting policies

The  unaudited   consolidated  interim  financial  statements  comply  with  the recognition and measurement criteria of International Financial Reporting Standards (IFRS) and with the accounting policies of the Group which were set out on pages 145 to 149 of the 2005 Annual Report and Accounts. No changes have been made to the Group's accounting policies since this time.

Statutory Information and Independent Review

The unaudited consolidated interim financial statements for the six months to 30 June 2006 and 30 June 2005 do not constitute statutory accounts. The financial information for the year ended 31 December 2005 does not constitute statutory accounts for the purposes of s240 of the Companies Act 1985. The statutory accounts for the year ended 31 December 2005 have been delivered to the Registrar of Companies and received an unqualified auditors' report and did not contain a statement under s237(2) or (3) of the Companies Act 1985. The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 29.

The announcement of the interim results was approved by the board of directors on 17 August 2006.

3.   Currency conversion

The 2006 unaudited consolidated interim income statement is prepared using, among other currencies, an average exchange rate of US$1.7908 to the pound (period ended 30 June 2005: US$1.8728; year ended 31 December 2005: US$1.8189). The unaudited consolidated interim balance sheet as at 30 June 2006 has been prepared using the exchange rate on that day of US$1.8469 to the pound (30 June 2005: US$1.7918; 31 December 2005: US$1.7187).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited consolidated interim income statement, is described in the glossary attached to this appendix.

4.   Operating costs and share of results of associates

Operating costs include:

                                                                             Six months          Six months                 Year
                                                                                  ended               ended                ended
                                                                                30 June             30 June          31 December
                                                                                   2006                2005                 2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                               (pound)m            (pound)m             (pound)m
Amortisation of acquired intangible assets                                         23.0                11.8                25.3
Goodwill impairment                                                                10.0                20.5                46.0
Goodwill write-down relating to utilisation of pre-acquisition tax losses           3.0                 1.0                 1.1
Gains on disposal of investments                                                   (4.2)                  -                (4.3)
Share-based incentive plans                                                        37.9                30.3                68.6
Other operating costs                                                           2,337.6             2,040.2             4,343.2
----------------------------------------------------------------------------------------------------------------------------------
                                                                                2,407.3             2,103.8             4,479.9
==================================================================================================================================

                                                                     WPP/Page 15

                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                  (continued)

4.   Operating costs and share of results of associates (continued)

The goodwill impairment charge of (pound)10.0 million relates to a number of under-performing businesses in the Group. In certain markets, the impact of current, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill. The Directors will reassess the need for any further impairment write-downs at year end.

Charges in respect of share-based incentive plans include:

                                                                             Six months          Six months                 Year
                                                                                  ended               ended                ended
                                                                                30 June             30 June          31 December
                                                                                   2006                2005                 2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                               (pound)m            (pound)m             (pound)m
Share options                                                                       9.2                13.5                25.9
Other share-based incentive plans                                                  28.7                16.8                42.7
----------------------------------------------------------------------------------------------------------------------------------
                                                                                   37.9                30.3                68.6
==================================================================================================================================


Share of results of associates include:

                                                                             Six months          Six months                 Year
                                                                                  ended               ended                ended
                                                                                30 June             30 June          31 December
                                                                                   2006                2005                 2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                               (pound)m            (pound)m             (pound)m
Share of profit before interest and taxation                                       34.4                23.8                 54.0
Share of exceptional gains                                                          4.0                   -                    -
Share of interest and minority interest                                             0.6                (0.4)                 (0.9)
Share of taxation                                                                 (13.7)               (9.7)                (19.2)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                   25.3                13.7                  33.9
==================================================================================================================================

Share of exceptional gains of (pound)4.0 million in the six months ended 30 June 2006 represents the Group's share of negative goodwill recognised in the income statements of its associate undertakings during the period.

5.   Finance income and finance costs

Finance income includes:

                                                                             Six months          Six months                 Year
                                                                                  ended               ended                ended
                                                                                30 June             30 June          31 December
                                                                                   2006                2005                 2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                               (pound)m            (pound)m             (pound)m
Expected return on pension scheme assets                                           13.0                12.0                24.2
Investment income                                                                   0.5                   -                 5.6
Interest income                                                                    37.5                24.8                57.8
----------------------------------------------------------------------------------------------------------------------------------
                                                                                   51.0                36.8                87.6
==================================================================================================================================

                                                                     WPP/Page 16

                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                  (continued)

5.   Finance income and finance costs (continued)

Finance costs include:

                                                                             Six months          Six months                 Year
                                                                                  ended               ended                ended
                                                                                30 June             30 June          31 December
                                                                                   2006                2005                 2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                               (pound)m            (pound)m             (pound)m
Interest on pension scheme liabilities                                             16.5                16.0                 32.0
Interest payable and similar charges                                               79.4                65.6                141.4
----------------------------------------------------------------------------------------------------------------------------------
Finance charges (excluding revaluation of financial instruments)                   95.9                81.6                173.4
Revaluation of financial instruments                                                1.2                   -                  8.9
----------------------------------------------------------------------------------------------------------------------------------
                                                                                   97.1                81.6                182.3
==================================================================================================================================

The following are included in the revaluation of financial instruments shown above:

                                                                             Six months          Six months                 Year
                                                                                  ended               ended                ended
                                                                                30 June             30 June          31 December
                                                                                   2006                2005                 2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                               (pound)m            (pound)m             (pound)m
Movements in fair value of treasury instruments                                     2.9                 2.1                  3.0
Revaluations of put options over minority interests                                (1.7)               (2.0)                 5.8
Other                                                                                 -                (0.1)                 0.1
----------------------------------------------------------------------------------------------------------------------------------
                                                                                    1.2                   -                  8.9
==================================================================================================================================

                                                                     WPP/Page 17

                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                  (continued)

6.   Segmental analysis

Reported contributions by operating sector were as follows:

                                                                             Six months          Six months                 Year
                                                                                  ended               ended                ended
                                                                                30 June             30 June          31 December
                                                                                   2006                2005                 2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                               (pound)m            (pound)m             (pound)m
Revenue
Advertising and Media Investment Management                                     1,354.4             1,185.9              2,606.4
Information, Insight & Consultancy                                                438.9               387.5                810.4
Public Relations & Public Affairs                                                 290.3               251.8                534.4
Branding & Identity, Healthcare and Specialist Communications                     780.8               642.3              1,422.5
----------------------------------------------------------------------------------------------------------------------------------
                                                                                2,864.4             2,467.5              5,373.7
----------------------------------------------------------------------------------------------------------------------------------


Headline PBIT(1)
Advertising and Media Investment Management                                       190.3               158.6                402.7
Information, Insight & Consultancy                                                 41.5                36.1                 83.4
Public Relations & Public Affairs                                                  40.3                35.0                 75.3
Branding & Identity, Healthcare and Specialist Communications                      88.9                69.9                193.4
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  361.0               299.6                754.8
----------------------------------------------------------------------------------------------------------------------------------

Headline PBIT margin                                                                  %                   %                    %
Advertising and Media Investment Management                                        14.1                13.4                 15.5
Information, Insight & Consultancy                                                  9.5                 9.3                 10.3
Public Relations & Public Affairs                                                  13.9                13.9                 14.1
Branding & Identity, Healthcare and Specialist Communications                      11.4                10.9                 13.6
----------------------------------------------------------------------------------------------------------------------------------
                                                                                   12.6                12.1                 14.0
==================================================================================================================================

(1)  Headline PBIT is defined in note 17.

                                                                     WPP/Page 18

                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                  (continued)

6.   Segmental analysis (continued)

Reported contributions by geographical area were as follows:

                                                                             Six months          Six months                 Year
                                                                                  ended               ended                ended
                                                                                30 June             30 June          31 December
                                                                                   2006                2005                 2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                               (pound)m            (pound)m             (pound)m
Revenue
United Kingdom                                                                    415.1               389.0                808.1
North America                                                                   1,135.5               973.4              2,106.9
Continental Europe                                                                741.4               662.3              1,410.3
Asia Pacific, Latin America, Africa & Middle East                                 572.4               442.8              1,048.4
----------------------------------------------------------------------------------------------------------------------------------
                                                                                2,864.4             2,467.5              5,373.7
----------------------------------------------------------------------------------------------------------------------------------

Headline PBIT(1)
United Kingdom                                                                     36.7                31.3                 84.6
North America                                                                     176.1               151.9                350.1
Continental Europe                                                                 85.8                68.9                176.1
Asia Pacific, Latin America, Africa & Middle East                                  62.4                47.5                144.0
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  361.0               299.6                754.8
----------------------------------------------------------------------------------------------------------------------------------

Headline PBIT margin                                                                  %                   %                    %
United Kingdom                                                                      8.8                 8.0                 10.5
North America                                                                      15.5                15.6                 16.6
Continental Europe                                                                 11.6                10.4                 12.5
Asia Pacific, Latin America, Africa & Middle East                                  10.9                10.7                 13.7
----------------------------------------------------------------------------------------------------------------------------------
                                                                                   12.6                12.1                 14.0
==================================================================================================================================

(1)  Headline PBIT is defined in note 17.

                                                                     WPP/Page 19

                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                  (continued)

7.   Taxation

The Group tax rate on Headline PBT(1) is 29.0% (30 June 2005: 28.5% and 31 December 2005: 29.0%). The Group tax rate on Reported PBT is 31.9% (30 June 2005: 32.8% and 31 December 2005: 32.8%).

The tax charge comprises:

                                                                             Six months          Six months                 Year
                                                                                  ended               ended                ended
                                                                                30 June             30 June          31 December
                                                                                   2006                2005                 2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                               (pound)m            (pound)m             (pound)m
Current tax
UK Corporation tax at 30%                                                          11.9                 8.3                  8.5
Foreign tax                                                                        80.9                66.4                187.2
----------------------------------------------------------------------------------------------------------------------------------
Total Current Tax                                                                  92.8                74.7                195.7
Deferred tax
Current year                                                                       (1.1)               (2.1)                (1.7)
----------------------------------------------------------------------------------------------------------------------------------
Tax expense                                                                        91.7                72.6                194.0
==================================================================================================================================

(1)  Headline PBT is defined in note 17.

8.   Ordinary dividends

The Board has recommended an interim dividend of 3.60p (2005: 3.00p) per ordinary share. This is expected to be paid on 13 November 2006 to share owners on the register at 13 October 2006.

The Board recommended a final dividend of 6.34p per ordinary share in respect of 2005. This was approved by the company's shareholders at the Annual General Meeting on 27 June 2006 and paid on 3 July 2006.

9.   Earnings per share

Basic EPS

The calculation of basic Reported and Headline EPS is as follows:

                                                   Six months        Six months                                             Year
                                                        ended             ended                     Constant               ended
                                                      30 June           30 June                     Currency         31 December
                                                         2006              2005      +/(-)%           +/(-)%                2005
---------------------------------------------------------------------------------------------------------------------------------
Reported earnings(1) ((pound)m)                         176.7             135.4                                            363.9
Headline earnings ((pound)m) (note 17)                  205.7             168.7                                            440.9
---------------------------------------------------------------------------------------------------------------------------------
Average shares used in Basic EPS calculation          1,205.2           1,192.7                                          1,200.1
(m)
---------------------------------------------------------------------------------------------------------------------------------
Reported EPS                                             14.7p             11.4p       28.9             23.1                30.3p
Headline EPS                                             17.1p             14.1p       21.3             16.1                36.7p
=================================================================================================================================

(1) Reported earnings is equivalent to profit for the period attributable to equity holders of the parent.

                                                                     WPP/Page 20

                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                  (continued)

9.   Earnings per share (continued)

Diluted EPS

The calculation of diluted Reported and Headline EPS is set out below:

                                                   Six months        Six months                                             Year
                                                        ended             ended                     Constant               ended
                                                      30 June           30 June                     Currency         31 December
                                                         2006              2005      +/(-)%           +/(-)%                2005
---------------------------------------------------------------------------------------------------------------------------------
Diluted reported earnings ((pound)m)                    177.8             135.4                                            363.9
Diluted headline earnings ((pound)m)                    206.8             168.7                                            440.9
---------------------------------------------------------------------------------------------------------------------------------
Shares used in diluted EPS calculation (m)            1,243.5           1,218.6                                          1,224.8
---------------------------------------------------------------------------------------------------------------------------------
Diluted reported EPS                                     14.3p             11.1p       28.8             22.7                29.7p
Diluted headline EPS                                     16.6p             13.8p       20.3             15.6                36.0p
=================================================================================================================================

Diluted EPS has been calculated based on the Reported and Headline Earnings amounts above. For the six months ended 30 June 2006 the $150 million Grey convertible was dilutive and earnings were consequently increased by (pound)1.1 million. For the six months ended 30 June 2005, and the year ended 31 December 2005, the Grey convertible was accretive to earnings and therefore excluded from the calculation of dilutive earnings. For the six months ended 30 June 2006 and 30 June 2005, and the year ended 31 December 2005, the (pound)450 million convertible bonds were accretive to earnings and therefore excluded from the calculation of dilutive earnings.

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

                                                                             Six months          Six months                 Year
                                                                                  ended               ended                ended
                                                                                30 June             30 June          31 December
                                                                                   2006                2005                 2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                                      m                   m                    m
Average shares used in Basic EPS calculation                                    1,205.2             1,192.7              1,200.1
Dilutive share options outstanding                                                 18.0                19.3                 18.6
Other potentially issuable shares                                                  11.4                 6.6                  6.1
$150 million Grey convertible bonds                                                 8.9                   -                    -
----------------------------------------------------------------------------------------------------------------------------------
Shares used in Diluted EPS calculation                                          1,243.5             1,218.6              1,224.8
==================================================================================================================================

At 30 June 2006 there were 1,249,246,636 ordinary shares in issue.

                                                                     WPP/Page 21

                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                  (continued)

10.  Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 11:

Net cash (outflow)/inflow from operating activities:

                                                                             Six months          Six months                 Year
                                                                                  ended               ended                ended
                                                                                30 June             30 June          31 December
                                                                                   2006                2005                 2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                               (pound)m            (pound)m             (pound)m
Operating profit                                                                  307.9               252.6               652.8
Adjustments for:
Non-cash share-based incentive plans (including share options)                     37.9                30.3                68.6
Depreciation of property, plant and equipment                                      60.8                46.0               111.4
Impairment of goodwill                                                             10.0                20.5                46.0
Goodwill write-down relating to utilisation of pre-acquisition tax losses           3.0                 1.0                 1.1
Amortisation of acquired intangible assets                                         23.0                11.8                25.3
Amortisation of other intangible assets                                             6.1                 5.0                10.7
Gains on disposal of investments                                                   (4.2)                  -                (4.3)
(Gains)/losses on sale of property, plant and equipment                            (0.2)                  -                 1.1
----------------------------------------------------------------------------------------------------------------------------------
Operating cash flow before movements in working capital and provisions            444.3               367.2               912.7
Movements in working capital and provisions                                      (375.4)             (317.9)              107.6
----------------------------------------------------------------------------------------------------------------------------------
Cash generated by operations                                                       68.9                49.3             1,020.3
Corporation and overseas tax paid                                                 (69.3)              (57.3)             (136.0)
Interest and similar charges paid                                                 (76.9)              (63.0)             (128.2)
Interest received                                                                  39.5                27.5                62.4
Investment income                                                                     -                   -                 5.6
Dividends from associates                                                          11.0                 9.5                13.4
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  (26.8)              (34.0)              837.5
==================================================================================================================================

Acquisitions and disposals:

                                                                             Six months          Six months                 Year
                                                                                  ended               ended                ended
                                                                                30 June             30 June          31 December
                                                                                   2006                2005                 2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                               (pound)m            (pound)m             (pound)m
Initial cash consideration                                                        (50.0)             (468.9)              (561.2)
Cash and cash equivalents acquired (net)                                           15.6               176.1                173.9
Earnout payments                                                                  (81.0)              (69.3)               (96.7)
Loan note redemptions                                                             (11.5)               (3.2)               (33.0)
Purchase of other investments (including associates)                              (11.6)               (8.2)               (29.0)
Proceeds on disposal of investments                                                13.7                37.5                 38.3
----------------------------------------------------------------------------------------------------------------------------------
                                                                                 (124.8)             (336.0)              (507.7)
==================================================================================================================================

                                                                     WPP/Page 22

                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                  (continued)

10.  Analysis of cash flows (continued)

Share repurchases and buybacks:

                                                                             Six months          Six months                 Year
                                                                                  ended               ended                ended
                                                                                30 June             30 June          31 December
                                                                                   2006                2005                 2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                               (pound)m            (pound)m             (pound)m
Share cancellations (including brokerage fees)                                   (123.1)              (58.9)             (123.3)
Purchase of own shares by ESOP Trusts                                             (38.4)              (16.2)              (29.0)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                 (161.5)              (75.1)             (152.3)
==================================================================================================================================

Net increase/(decrease) in borrowings:

                                                                             Six months          Six months                 Year
                                                                                  ended               ended                ended
                                                                                30 June             30 June          31 December
                                                                                   2006                2005                 2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                               (pound)m            (pound)m             (pound)m
Increase in drawings on bank loans                                                273.0               123.8                17.1
Repayment of $287.5 million convertible bonds                                         -              (154.5)             (154.5)
Repayment of $125 million Grey debt                                                   -               (65.3)              (65.3)
Repayment of working capital facility                                                 -                   -              (277.2)
Repayment of $200 million bonds                                                       -                   -              (115.3)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  273.0               (96.0)             (595.2)
==================================================================================================================================

Cash and cash equivalents:

                                                                             Six months          Six months                 Year
                                                                                  ended               ended                ended
                                                                                30 June             30 June          31 December
                                                                                   2006                2005                 2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                               (pound)m            (pound)m             (pound)m
Cash at bank and in hand                                                          741.2             1,088.7             1,029.0
Short-term bank deposits                                                          113.6                74.3                86.2
Overdrafts(1)                                                                    (364.4)             (454.1)             (435.6)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  490.4               708.9               679.6
==================================================================================================================================

(1) Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group's cash management.

11.  Net debt

                                                                                      30 June          30 June        31 December
                                                                                         2006             2005               2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     (pound)m         (pound)m           (pound)m
Cash and short-term deposits                                                            854.8          1,163.0            1,115.2
Bank loans and overdrafts due within one year                                          (843.6)          (594.5)            (457.8)
Corporate bond and loans due after one year                                          (1,230.5)        (1,531.5)          (1,461.4)
Working capital facility                                                                    -           (279.0)                 -
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     (1,219.3)        (1,242.0)            (804.0)
==================================================================================================================================

                                                                     WPP/Page 23

                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                  (continued)

12.  Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings decreased by (pound)182.5 million in the period. This includes both goodwill arising on acquisitions completed in the period and adjustments to goodwill relating to acquisitions completed in prior years, net of impairment charges and the effect of currency translation. Goodwill in relation to associate undertakings decreased by (pound)54.0 million in the period.

Future anticipated payments to vendors in respect of both deferred and earnout obligations totalled (pound)167.7 million (period ended 30 June 2005:
(pound)233.1 million; year ended 31 December 2005: (pound)220.0 million). Earnouts are based on the directors' best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors' estimates.

In aggregate, for the six months ended 30 June 2006, acquisitions completed during the period contributed (pound)22.0 million to revenue, (pound)2.8 million to operating profit and (pound)3.5 million to Headline PBIT.


13.  Other intangible assets

The following are included in other intangibles:

                                                                                      30 June          30 June        31 December
                                                                                         2006             2005               2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     (pound)m         (pound)m           (pound)m
Brands with an indefinite useful life                                                   853.0            794.0              897.0
Acquired intangibles                                                                    296.8            260.2              330.3
Other (including capitalised computer software)                                          28.9             31.1               33.3
----------------------------------------------------------------------------------------------------------------------------------
                                                                                      1,178.7          1,085.3            1,260.6
==================================================================================================================================


14.  Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

                                                                                      30 June          30 June        31 December
                                                                                         2006             2005               2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     (pound)m         (pound)m           (pound)m
Trade payables                                                                        4,250.2          3,713.4            4,659.3
Deferred income                                                                         584.0            570.9              604.2
Payments due to vendors                                                                  46.0             87.1               81.3
Loan notes due to vendors                                                                 2.1             34.1               13.6
Liabilities in respect of put option agreements with vendors                             50.2             23.5               50.4
Dividends payable                                                                        76.1             62.6                  -
Other creditors and accruals                                                          1,273.1          1,196.1            1,419.6
----------------------------------------------------------------------------------------------------------------------------------
                                                                                      6,281.7          5,687.7            6,828.4
==================================================================================================================================

                                                                     WPP/Page 24

                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                  (continued)

15.  Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

                                                                                      30 June          30 June        31 December
                                                                                         2006             2005               2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     (pound)m         (pound)m           (pound)m
Corporate income and other taxes payable                                                378.7            320.3              372.8
Payments due to vendors                                                                 121.7            146.0              138.7
Liabilities in respect of put option agreements with vendors                             40.4             32.6               39.6
Other creditors and accruals                                                            149.4            148.5              151.9
----------------------------------------------------------------------------------------------------------------------------------
                                                                                        690.2            647.4              703.0
==================================================================================================================================

The following table sets out payments due to vendors, comprising deferred consideration and the directors' best estimates of future earnout related obligations:

                                                                                      30 June          30 June        31 December
                                                                                         2006             2005               2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     (pound)m         (pound)m            (pound)m
Within one year                                                                          46.0             87.1                81.3
Between 1 and 2 years                                                                    43.8             68.5                71.9
Between 2 and 3 years                                                                    26.4             36.9                14.7
Between 3 and 4 years                                                                    27.9             14.9                20.3
Between 4 and 5 years                                                                    18.8             18.9                31.8
Over 5 years                                                                              4.8              6.8                   -
----------------------------------------------------------------------------------------------------------------------------------
                                                                                        167.7            233.1               220.0
==================================================================================================================================

The Group does not consider there to be any material contingent liabilities as at 30 June 2006.

                                                                     WPP/Page 25

                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                  (continued)

16.  Reconciliation of movements in consolidated equity share owners' funds

                                                                             Six months          Six months                 Year
                                                                                  ended               ended                ended
                                                                                30 June             30 June          31 December
                                                                                   2006                2005                 2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                               (pound)m            (pound)m             (pound)m
Profit for the period attributable to equity share owners                         176.7               135.4               363.9
Ordinary dividends                                                                (76.1)              (62.6)             (100.2)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                  100.6                72.8               263.7

Ordinary shares issued in respect of acquisitions                                     -               506.4               506.4
Other ordinary shares issued                                                       48.4                15.4                18.3
Share cancellations                                                              (123.1)              (58.9)             (123.3)
Share issue/cancellation costs                                                     (0.7)               (3.6)               (3.6)
Net additions of own shares by ESOP Trusts                                        (38.4)              (16.2)              (29.0)
Transfer to goodwill                                                                  -                   -                (5.1)
Non-cash share-based incentive plans (including share options)                     37.9                30.3                68.6
Tax benefit of share-based payments                                                10.1                 3.5                12.9
Actuarial loss on defined benefit schemes                                             -                   -               (16.5)
Deferred tax on defined benefit pension schemes                                       -                   -                 3.6
Exchange adjustments on foreign currency net investments                         (210.9)              141.7               266.1
Other movements                                                                     0.8                   -                   -
Revaluation of other investments                                                    2.7                15.8                21.0
Recognition of financial instruments during the period                             (2.3)               21.7               (27.6)
----------------------------------------------------------------------------------------------------------------------------------
Net (deductions)/additions to equity share owners' funds                         (174.9)              728.9               955.5
Opening equity share owners' funds                                              3,904.5             2,949.0             2,949.0
----------------------------------------------------------------------------------------------------------------------------------
Closing equity share owners' funds                                              3,729.6             3,677.9             3,904.5
==================================================================================================================================

                                                                     WPP/Page 26

                                  WPP GROUP PLC

Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                  (continued)

17.  Non-GAAP measures of performance

            Reconciliation of profit before interest and taxation to
               Headline PBIT for the six months ended 30 June 2006

                                                                             Six months          Six months                 Year
                                                                                  ended               ended                ended
                                                                                30 June             30 June          31 December
                                                                                   2006                2005                 2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                               (pound)m            (pound)m             (pound)m
Profit before interest and taxation                                              333.2                266.3               686.7
Amortisation of acquired intangible assets                                        23.0                 11.8                25.3
Goodwill impairment                                                               10.0                 20.5                46.0
Goodwill write-down relating to utilisation of pre-acquisition tax losses          3.0                  1.0                 1.1
Gains on disposal of investments                                                  (4.2)                   -                (4.3)
Share of exceptional gains of associates                                          (4.0)                   -                   -
----------------------------------------------------------------------------------------------------------------------------------
Headline PBIT                                                                    361.0                299.6               754.8
----------------------------------------------------------------------------------------------------------------------------------

Finance income                                                                    51.0                 36.8                87.6
Finance charges (excluding revaluation of financial instruments)                 (95.9)               (81.6)             (173.4)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                 (44.9)               (44.8)              (85.8)

----------------------------------------------------------------------------------------------------------------------------------
Interest cover on Headline PBIT                                              8.0 times            6.7 times           8.8 times
==================================================================================================================================

                         Calculation of Headline EBITDA

                                                                             Six months          Six months                 Year
                                                                                  ended               ended                ended
                                                                                30 June             30 June          31 December
                                                                                   2006                2005                 2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                               (pound)m            (pound)m             (pound)m
Headline PBIT (as above)                                                         361.0               299.6                754.8
Depreciation of property, plant and equipment                                     60.8                46.0                111.4
Amortisation of other intangible assets                                            6.1                 5.0                 10.7
----------------------------------------------------------------------------------------------------------------------------------
Headline EBITDA                                                                  427.9               350.6                876.9
----------------------------------------------------------------------------------------------------------------------------------

                                                                     WPP/Page 27

                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                  (continued)

17.  Non-GAAP measures of performance (continued)

            Reconciliation of profit before taxation to Headline PBT and Headline earnings for the six months ended 30 June 2006

                                                                             Six months          Six months                 Year
                                                                                  ended               ended                ended
                                                                                30 June             30 June          31 December
                                                                                   2006                2005                 2005
----------------------------------------------------------------------------------------------------------------------------------
                                                                               (pound)m            (pound)m             (pound)m
Profit before taxation                                                            287.1               221.5                592.0

Amortisation of acquired intangibles                                               23.0                11.8                 25.3
Goodwill impairment                                                                10.0                20.5                 46.0
Goodwill write-down relating to utilisation of pre-acquisition tax
losses                                                                              3.0                 1.0                  1.1
Gains on disposal of investments                                                   (4.2)                  -                 (4.3)
Share of exceptional gains of associates                                           (4.0)                  -                    -
Revaluation of financial instruments                                                1.2                   -                  8.9

----------------------------------------------------------------------------------------------------------------------------------
Headline PBT                                                                      316.1               254.8                669.0

Taxation                                                                          (91.7)              (72.6)              (194.0)
Minority interests                                                                (18.7)              (13.5)               (34.1)

----------------------------------------------------------------------------------------------------------------------------------
Headline earnings                                                                 205.7               168.7                440.9
----------------------------------------------------------------------------------------------------------------------------------

Ordinary dividends                                                                 76.1                62.6                100.2

----------------------------------------------------------------------------------------------------------------------------------
Dividend cover on Headline earnings                                           2.7 times           2.7 times            4.4 times
==================================================================================================================================

      Headline PBIT margins before and after share of results of associates

                                                                   Margin (%)       Six months        Margin (%)       Six months
                                                                                         ended                              ended
                                                                                       30 June                            30 June
                                                                                          2006                               2005
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      (pound)m                           (pound)m

Revenue                                                                                2,864.4                            2,467.5
Headline PBIT                                                         12.6%              361.0           12.1%              299.6
------------------------------------------------------------------------------------------------------------------------------------
Share of results of associates (excluding exceptional gains)                              21.3                               13.7
------------------------------------------------------------------------------------------------------------------------------------

Headline PBIT excluding share of results of associates                11.9%              339.7           11.6%              285.9
====================================================================================================================================

                                                                     WPP/Page 28

                                  WPP GROUP PLC

 Notes to the unaudited consolidated interim financial statements (Notes 1 - 17)
                                  (continued)

17.  Non-GAAP measures of performance (continued)

     Reconciliation of free cash flow for the six months ended 30 June 2006

                                                                                    Six months       Six months                Year
                                                                                         ended            ended               ended
                                                                                       30 June          30 June         31 December
                                                                                          2006             2005                2005
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      (pound)m         (pound)m           (pound)m
Cash generated by operations                                                              68.9             49.3             1,020.3
Plus:
Interest received                                                                         39.5             27.5                62.4
Investment income                                                                            -                -                 5.6
Dividends received from associates                                                        11.0              9.5                13.4
Issue of shares                                                                           49.5             15.8                20.3
Proceeds on disposal of property, plant and equipment                                      4.8              2.1                 6.7
Gains on disposal of investments                                                           4.2                -                 4.3
Gains/(losses) on sale of property, plant and equipment                                    0.2                -                (1.1)
Movements in working capital and provisions                                              375.4            317.9              (107.6)
Less:
Interest and similar charges                                                             (76.9)           (63.0)             (128.2)
Purchases of property, plant and equipment                                               (66.6)           (68.1)             (160.5)
Purchases of other intangible assets (including capitalised computer software)            (6.9)            (2.1)              (10.8)
Corporation and overseas tax paid                                                        (69.3)           (57.3)             (136.0)
Dividends paid to minority shareholders in subsidiary undertakings                       (15.3)           (14.3)              (24.0)
------------------------------------------------------------------------------------------------------------------------------------
Free Cash Flow                                                                           318.5            217.3               564.8
====================================================================================================================================

                                                                     WPP/Page 29

INDEPENDENT REVIEW REPORT TO WPP GROUP PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2006 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated statement of recognised income and expense, the consolidated cash flow statement and related notes 1 to 17. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

Deloitte & Touche LLP
London
Chartered Accountants

17 August 2006

                                                                     WPP/Page 30
                                  WPP GROUP PLC

                        GLOSSARY AND BASIS OF PREPARATION

Average net debt

Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group's automated banking system. Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2006 exchange rates to local currency reported results for the current and prior year. This gives a US dollar - denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Estimated net new billings

Net new billings represent the estimated annualised impact on billings (turnover) of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients' media budgets, which may not necessarily result in actual billings of the same amount.

Free cash flow

Free cash flow is calculated as Headline operating profit before depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to minority shareholders in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets.

Headline earnings

Headline PBT less taxation and minority interests.

Headline operating profit / Headline PBIT

Profit  before  finance  income/costs,   taxation,  investment  gains,  goodwill
impairment and other goodwill write-downs, amortisation of acquired intangible assets, and share of exceptional gains of associates.

Headline PBT

Profit before taxation, investment gains, goodwill impairment and other goodwill write-downs, amortisation of acquired intangible assets, share of exceptional gains of associates and gains/losses arising from the revaluation of financial instruments.

Operating margin

Headline operating profit as a percentage of revenue.

Pro forma (`like-for-like')

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms `pro forma' and `like-for-like' interchangeably.